UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): December 17, 2018
Finisar Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware	000-27999	94-3038428
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1389 Moffett Park Drive, Sunnyvale, California 94089
(Address of Principal Executive Offices and Zip Code)
Registrant’s telephone number, including area code: (408) 548-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
Pursuant to the terms of the 0.50% Convertible Senior Notes due 2033 (the “Notes”) of Finisar Corporation (the “Company”) and the indenture governing the Notes, holders of all of the $258,750,000 outstanding principal amount of the Notes had an option to require the Company to repurchase on December 15, 2018 (the “Repurchase Date”) all or a portion of such holders’ Notes (the “Put Option”) at a price equal to 100% of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date.
The Put Option expired at the close of business on December 14, 2018. As of the expiration of the Put Option, the Company had received valid Put Option exercise notices from holders that required the Company to repurchase $257,696,000 aggregate principal amount of Notes.
The Company settled the Put Option on December 17, 2018 and paid an aggregate of $258,340,240 to repurchase all of the Notes for which Put Option exercises notices were validly delivered and not validly withdrawn. Immediately following the settlement of the Put Option, the repurchased Notes were canceled and $1,054,000 principal amount of Notes remained outstanding.

SIGNATURES
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Kurt Adzema
Kurt Adzema
Executive Vice President and Chief Financial Officer
Date:	December 17, 2018